MEMORANDUM
TO:	DeCarlo McLaren Senior Counsel U.S. Securities and Exchange Commission
FROM:	Emily J. Bennett Assistant Vice President, Legal and Associate General Counsel Jackson National Asset Management, LLC
DATE:	February 4, 2020
SUBJECT:	Response to comments to the registration statement filed on Form N-1A on December 16, 2019 (the “Registration Statement”) for JNL Series Trust (the “Registrant”) File Nos: 33-87244 and 811-8894

This memorandum addresses the U.S. Securities and Exchange Commission staff’s (the “Commission Staff”) comments to the Registration Statement that the Registrant received via telephone on January 31, 2020.

The comments are set forth below in italics, with responses immediately following.

A.	General Comments
(Applicable to all funds unless otherwise noted)

1.
Please respond in correspondence, no later than five business days before the filing is scheduled to become automatically effective, confirming that the Registrant has removed the brackets and has included and/or updated any missing information. Additionally, please provide a copy of any new or revised language, as applicable.

RESPONSE: The Registrant confirms that any missing and bracketed information will be included and/or updated before the definitive filing.

2.
Please prioritize the principal risks in order of the risks most likely to impact the fund’s net asset value, yield, and/or total return. Please note that after listing the most significant risks, the remaining risks may be alphabetized.

RESPONSE:  The Registrant notes that the principal risks as currently presented are compliant with the requirements of Item 4(b) of Form N-1A.  Although not  required by Form N-1A, the Registrant confirms that it has revised the principal risks as requested based on guidance from the Commission Staff.

3.
Please revise the disclosure to include the most recent fees and comparative fund data as of the end of the most recently completed fiscal year or other applicable  period (not later than June 30, 2019).

RESPONSE: The Registrant confirms that the fee and comparative fund data in the definitive filing will be as of December 31, 2019.

4.	Please include language in the disclosure regarding “Settlement risk” to reflect that it may take longer than seven days for transactions on leveraged loans to settle.

RESPONSE: The Registrant has amended the disclosure to include the following text (underlined text indicates new language):

Settlement risk – Settlement risk is the risk that a settlement in a transfer system does not take place as expected.  Loan transactions often settle on a delayed basis compared with securities and the Fund may not receive proceeds from the sale of a loan for a substantial period after the sale, potentially impacting the ability of the Fund to make additional investments or meet redemption obligations. It may take longer than seven days for transactions in loans to settle.  In order to meet short-term liquidity needs, the Fund may draw on its cash or other short-term positions, maintain short-term or other liquid assets sufficient to meet reasonably anticipated redemptions, or maintain a credit facility.

5.
A fund may include, in addition to a broad-based securities mark index, additional information for one or more indices, as permitted by Instruction 6 to Item 27(b)(7) of Form N-1A. If an additional index is included, please disclose information about the additional index in the narrative explanation accompanying the bar chart and table. See Instruction 2(b) to Item 4 of Form N-1A.

RESPONSE:  The Registrant believes that the current disclosure complies with the requirements of Form N-1A and is responsive to this comment. Where an additional index is included for a fund, the Registrant has provided narrative disclosure.  Please see Appendix A hereto containing an example of such disclosure.

B.	Prospectus Comment: JNL/BlackRock Global Natural Resources Fund

1.
Please revise the following sentence to be stated in plain English: “The Fund focuses on investments in companies that provide exposure to commodities where existing, and projected, capacity is forecast to approach levels that represent full utilization of that capacity based upon supply and demand forecasts for the commodity.”

RESPONSE: The Registrant has revised the sentence in the disclosure as follows:

The Fund focuses on investments in companies that provide exposure to commodities where BlackRock International Limited, the Fund’s sub-adviser, sees attractive supply-and-demand dynamics.

C.	Statement of Additional Information

1.	Please review the spacing in the last sentence of the third paragraph in the “Portfolio Manager Compensation Structure” section for T. Rowe Price Associates, Inc., and revise accordingly.

RESPONSE: The Registrant has revised the spacing accordingly.

2.
In the “Other Accounts Managed” section for “Investment Management Agreement of the Vanguard Master Funds.,” it states that “Theo A. Kolokotrones, Joel P. Fried, Alfred W. Mordecai, M. Mohsin Ansari, and James Marchetti jointly manage the Capital Growth Master Fund; as of December 31, 2019, the Portfolio held assets of $1.6 billion.”  Please update “jointly manage” to “jointly and primarily manage,” if accurate.

RESPONSE: The Registrant has amended the disclosure to read as noted below:

Other Accounts Managed

Theo A. Kolokotrones, Joel P. Fried, Alfred W. Mordecai, M. Mohsin Ansari, and James Marchetti jointly and primarily manage the Capital Growth Master Fund; as of December 31, 2019, the Portfolio held assets of $1.6 billion.

D.	Part C Exhibits

1.	We note that 2018 proxy voting guidelines are included in the filing. Please update with the most recent guidelines.

RESPONSE: The Registrant confirms that the most recent version of the proxy voting guidelines will be included in  the definitive filing.

The Registrant understands that it is responsible for the accuracy or inaccuracy of its Registration Statement notwithstanding any action or inaction on the part of the Commission Staff.

It is the Registrant’s intention to respond fully to the Commission Staff’s comments, and the Registrant believes that the responses described above do so fully.

If you have any questions, please call me at (312) 730-9730.  Thank you for your prompt attention to this matter.

cc: File

Appendix A
Excerpt from JNL iShares Tactical Growth Fund Summary Prospectus
(underlined formatting added for emphasis)

Performance.  The performance information shown provides some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year and by showing how the Fund’s average annual returns compared with those of broad-based securities market indices and a composite index which have investment characteristics similar to those of the Fund. Performance results include the effect of expense waiver/reduction arrangements for some or all of the periods shown. If such arrangements had not been in place, performance for those periods would have been lower. The Fund’s past performance is not necessarily an indication of how the Fund will perform in the future.
The returns shown in the bar chart and table do not include charges that will be imposed by variable insurance products.  If these amounts were reflected, returns would be less than those shown.

The performance data includes the performance of the JNL iShares Tactical Growth Fund, then a series of the Jackson Variable Series Trust, for periods before the Fund's registration statement became effective.

Effective June 24, 2019, for consistency with the Fund's principal investment strategies, the Fund replaced the Dow Jones Moderately Aggressive Index with the Morningstar Moderately Aggressive Target Risk Index as the Fund's primary benchmark.

Consistent with the Fund's principal investment strategies, the Fund uses the 80% MSCI All Country World Index (Net), 20% Bloomberg Barclays U.S. Aggregate Bond Index as the Fund's secondary benchmark.